UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2023

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On January 4, 2023, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), issued a press release announcing that the French Agency for Food, Environmental and Occupational Health and Safety and the Belgian Federal Agency for Medicines and Health Products have cleared the amended protocol of the Company’s Phase II trial evaluating Allocetra™ in patients with sepsis, which enables the treatment of newly recruited patients with a frozen Allocetra™ formulation, as well as an expansion of the study’s target population, which was originally limited to patients with pneumonia-associated sepsis, to include patients whose septic condition stems from biliary, urinary tract or abdominal infections. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Exhibit No.

99.1	Press Release issued by Enlivex Therapeutics Ltd. on January 4, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: January 4, 2023

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